Exhibit 99.1

Meeting everyday needs of people everywhere

Chairman’s Letter and Notice of Meeting Annual General Meeting London 7 May 2003

Unilever House, Blackfriars, London EC4P 4BQ
Telephone 020 7822 5252 Telex 28395 Facsimile 020 7822 5464

Niall FitzGerald, KBE Chairman	27 March 2003

Dear Shareholder

It gives me great pleasure to write to you with the Notice of this year’s AGM. The Meeting will be on Wednesday 7 May 2003 in our usual venue, the Queen Elizabeth II Conference Centre in Westminster, London SW1.

2002 has been another year in which our Company has demonstrated its strength, with an excellent performance in difficult market conditions. We are confident that we will fully achieve our Path to Growth targets by 2004 and I look forward to giving you a full report on our progress at the AGM.

You will also find enclosed our Annual Review 2002, which includes the summary financial information. For those who have requested it, the Unilever Annual Report & Accounts and Form 20-F is also enclosed, which provides full financial information. All these documents, and a wealth of other information, are accessible on our website at www.unilever.com/investorcentre.

This year we are sending you a brochure that gives an overview of Unilever’s approach to environmental and social responsibility, which we hope will give you a new perspective on our Company’s activities. Again, there is full information at www.unilever.com/environmentsociety.

Our Go online! facility, introduced last year, enables shareholders both to receive their AGM documents and to return their Proxy Forms using the internet. I would encourage those of you familiar with the internet to try this facility.

This year, we are facilitating proxy voting via CREST and have added an ‘Abstain’ column to our Proxy Forms for those who may want to express their views in this way.

The formal business of the Meeting will be generally familiar to you and full explanations are set out in the enclosed papers. However, two items deserve particular comment:

•	It is now a matter of UK law that you are invited to approve the Company’s remuneration policy. In fact our policy has not changed materially since we obtained your overwhelming approval to it on the occasion of the major changes we made two years ago.

•	During 2002 we took the opportunity to put the contract for the external audit out to competitive tender. On the recommendation of the Audit Committee, your Board concluded that it should propose the reappointment of PricewaterhouseCoopers LLP.

The issue of good corporate governance is much in the news at present and we have always aspired to the highest standards in this regard. We propose to review our own arrangements in the light of current developments over the next few months. We welcome questions at the AGM on this and other topics and if you want to be assured of the fullest possible response, it would be helpful if you could give me prior notice. Of course, you are invited to write to me at any time if you have an issue.

I look forward to seeing as many of you as possible at the Meeting. In any event, your vote is important to us and I would urge you please to complete and return the Proxy Form in good time.

Yours sincerely

Unilever PLC
Registered in London number 41424. Registered office: Port Sunlight Wirral Merseyside CH62 4UJ

Unilever PLC Notice of Annual General Meeting 2003

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Wednesday 7 May 2003 to transact the following business:

Report & Accounts for the year ended 31 December 2002
1	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2002, together with the Directors’ Report and the Auditors’ Report.

Approval of the Remuneration Report for the year ended31 December 2002
2	To consider and, if thought fit, approve the Directors’ Remuneration Report for the year ended 31 December 2002 included within the Annual Report & Accounts 2002.

Declaration of dividend
3	To declare a dividend on the Ordinary Shares.

Re-election of Directors
To re-elect the following as Directors:

4	Mr N W A FitzGerald, KBE
5	Mr A Burgmans
6	Mr A C Butler
7	Mr P J Cescau
8	Mr K B Dadiseth
9	A R baron van Heemstra
10	Mr R H P Markham
11	Mr C B Strauss

Re-appointment and remuneration of Auditors
12	To consider and, if thought fit, to pass the following resolution, special notice having been received of the intention to propose the resolution as an Ordinary Resolution:

THAT PricewaterhouseCoopers LLP be re-appointed Auditors of the Company, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

13	To authorise the Directors to fix the remuneration of the Auditors.

Directors’ authority to issue shares
14	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £13,450,000 provided that this authority shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and that this resolution shall cancel and replace the corresponding resolution passed at the last Annual General Meeting of the Company.

Disapplication of pre-emption rights
15	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT subject to the passing of the previous resolution the Directors be and are hereby given power pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment PROVIDED THAT this power shall be limited:

	(a)	to the allotment of equity securities in connection with a rights issue in favour of Ordinary Shareholders where the equity securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (as nearly as may be) to the respective number of Ordinary Shares held by them subject only to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter; and

	(b)	to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,000,000;

and shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Company’s authority to purchase its own shares
16	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, pursuant to Article 64 of the Articles of Association, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of 1.4p each in the capital of the Company, subject to the following conditions:

	(a)	the maximum number of shares which may be hereby purchased is 290 million shares;

	(b)	the minimum price, exclusive of expenses, which may be paid for each share is 1.4p;

	(c)	the maximum price, exclusive of expenses, which may be paid for each share is not more than five per cent. above the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days before the day on which the purchase is made; and

	(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire on the date falling twelve months after the passing of this resolution or, if earlier, at the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry enter into any contract under which a purchase of Ordinary Shares may be completed or executed wholly or partly after such expiry and the Company may purchase Ordinary Shares in pursuance of such contract as if the authority conferred hereby had not expired.

By order of the Board

S G Williams
Secretary	27 March 2003

Explanatory notes to the Notice of Annual General Meeting 2003

Formalities of the Meeting
Shareholders who are unable to attend the Meeting in person may appoint a Proxy to attend in their place. A Proxy Form is included with the Notice of Meeting for this purpose, and details of how to complete it (including how to return an electronic version using the internet) are given on the reverse of the form.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on Monday 5 May 2003 shall be entitled to attend and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 6.00pm on Monday 5 May 2003 shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

Report & Accounts for the year ended 31 December 2002 (resolution 1)
The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditors’ Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditors have prepared their Report.

Approval of Directors’ Remuneration Report (resolution 2)
From this year the Directors must include specified information within their remuneration report in accordance with the Directors’ Remuneration Report Regulations 2002. The Company’s Directors’ Remuneration Report for the year ended 31 December 2002 has been prepared accordingly and approved by the Directors. The Directors’ Remuneration Report is included within the ’Unilever Report & Accounts 2002 and Form 20-F‘ with a summary in the ‘Unilever Annual Review 2002’. Members must, under the new regulations, be given the opportunity to approve it. While the vote is advisory, it will be taken into account when considering the future operation and development of the Company’s remuneration policy.

Declaration of dividend (resolution 3)
The final dividend for the year must be approved by the members. The amount to be declared as a final dividend may not exceed the amount recommended by the Directors. If approved, the final dividend will be paid on 9 June 2003 to shareholders on the Register of Members at 16 May 2003.

Re-election of Directors (resolutions 4 to 11)
Unilever PLC’s Articles of Association require the annual retirement and election or re-election of its Directors. Biographical details concerning each Director proposed for re-election can be found on page 20 of Unilever’s Annual Review 2002 and on page 46 of the ‘Unilever Report & Accounts 2002 and Form 20-F’.

Re-appointment of Auditors (resolution 12)
At each meeting at which Accounts are laid before the members, the Company is required to appoint Auditors to serve until the next such meeting.

PricewaterhouseCoopers (‘PwC’) advised the Company of its intention, in common with many other traditionally constituted audit partnerships, to transfer its UK audit business to a Limited Liability Partnership (‘LLP’), in this case PricewaterhouseCoopers LLP. At their meeting on 11 February 2003 the Directors accepted the resignation of PwC, on the basis that no matter required disclosure, and appointed PricewaterhouseCoopers LLP as auditors to the Company. Special notice had been received in accordance with Section 388(3) of the Companies Act 1985. Following its appointment by the Directors, members are asked to re-appoint PricewaterhouseCoopers LLP for the ensuing year.

Remuneration of Auditors (resolution 13)
This Resolution gives authority to the Directors to determine the Auditors’ remuneration, which is then disclosed in the next Accounts of the Company.

Directors’ authority to issue shares (resolution 14)
Renewal of this authority is sought at the AGM each year. Section 80 of the Companies Act 1985 provides that the Directors may not issue new shares without shareholder approval. The purpose of this Resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13,450,000 in new shares at their nominal value. At 27 February 2003, being one month before the date of the Notice of Meeting, this represented slightly under 33% of the Company’s issued ordinary share capital.

Disapplication of pre-emption rights (resolution 15)
Renewal of this authority is sought at the AGM each year. Under the Companies Act shareholders have ‘rights of pre-emption’ in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Section 89 of the Act the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this Resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this.

In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this Resolution gives them authority to do so, up to a limit of £2,000,000 in new shares at their nominal value, which is approximately 5% of the Company’s issued ordinary share capital.

Company’s authority to purchase its own shares (resolution 16)
Renewal of this authority is also sought at the AGM each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this Resolution provides the authority from shareholders to do so. The Directors have no specific intention of using this authority and would do so only when they considered that such purchases would increase earnings per share and would be in the best interests of the shareholders generally.

The Resolution specifies the maximum number of shares which may be acquired (just under 10% of the Company’s issued capital) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market, and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless a change in the law permitted the holding of ‘treasury stock’.

Recommendation
The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company. Accordingly, they unanimously recommend that you vote in favour of each resolution, as they intend to do themselves in respect of their own shares in the Company.

For more information: www.unilever.com

Unilever PLC PO Box 68, Unilever House Blackfriars, London EC4P 4BQ T +44 (0)20 7822 5252 F +44 (0)20 7822 5951